UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24116

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21   AND ENDING 12/31/21
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Westmoreland Capital Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1521 N. Cooper St., Ste 400
_____
                              (No. and Street)

Arlington	Texas	76011
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Iak	682-305-2868	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
_____
               (Name – if individual, state last, first, and middle name)

325 N. Saint Paul St., #3100 Dallas		TX	75201
(Address)	(City)	(State)	(Zip Code)
09/18/03		169	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Matthew Iak _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Westmoreland Capital Corporation _____, as of December 31 _____, 2 021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



PATRICK FREEMAN
My Notary ID # 129836999
Expires June 2, 2022

Signature:

Title:
President

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF J.M. JAYSON & COMPANY, INC.)
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

GOVERNANCE OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.):

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Westmoreland Capital Corporation (the Company) as of December 31, 2021, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's

financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2019.

Dallas, Texas
February 21, 2022

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	1,961,794
Commissions receivable		2,363,955
Other receivables		25,000
Prepaid expenses		605
Total Assets	$	4,351,354

Liabilities and Shareholders' Equity

Liabilities

Commissions Payable	$	1,947,705
Accounts payable and accrued expenses		146,542
Related party payable		6,307
Accrued payroll and benefits		1,560,631
Loan payable		19,528
Total Liabilities		3,680,713

Shareholders' Equity

Common stock, $1 par value; 20,000 shares authorized, 100 shares issued and outstanding		5,500
Additional paid-in capital		395,114
Accumulated income		270,027
Total Shareholders' Equity		670,641
Total Liabilities and Shareholders' Equity	$	4,351,354

The accompanying notes are integral part of these financial statements

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Operations
For the Year Ended December 31, 2021

Revenue

Commission income	$ 11,197,220
Other income	144,134
Total Revenue	11,341,354

Expenses

Commission expense	6,961,870
Payroll, payroll taxes, and employee benefits	2,649,749
Due diligence	1,044,845
Marketing expense	52,345
Insurance expense	1,776
Membership dues & fees	40,915
Professional expense	30,458
Office expense	9,004
Other expense	17,643
Total Expenses	10,808,605
Interest expense	897
Income before Provision for Income Taxes	531,852
Provision for income taxes	78,829
Net Income	$ 453,023

The accompanying notes are integral part of these financial statements

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2021

	Common Stock	Additional Paid-in Capital	Accumulated Income	Total
Balance December 31, 2020	$ 5,500	$ 405,114	$ (182,996)	$ 227,618
Net income	-	-	453,023	453,023
Capital distribution		(50,000)	-	(50,000)
Capital contribution	-	40,000	-	40,000
	-	(10,000)	453,023	443,023
Balance December 31, 2021	$ 5,500	$ 395,114	$ 270,027	$ 670,641

The accompanying notes are integral part of these financial statements

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash Flows from Operating Activities:		
Net income	$	453,023
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Decrease (increase) in commission receivable		(462,630)
Decrease (increase) in other receivable		(25,000)
Decrease (increase) in prepaid expenses		(250)
Increase (decrease) in commissions payable		326,990
Increase (decrease) in accounts payable and accrued expenses		85,729
Increase (decrease) in accrued payroll and benefits		872,894
Total Adjustments		797,733
Net Cash Provided By Operating Activities		1,250,756
Cash Flows from Financing Activities:		
Loan payable		(144,072)
Capital contribution		40,000
Capital distribution		(50,000)
Net Cash Used in Financing Activities		(154,072)
Net Change in Cash and Cash Equivalents		1,096,684
Cash and Cash Equivalents - Beginning of Year		865,110
Cash and Cash Equivalents - End of Year	$	1,961,794

The accompanying notes are integral part of these financial statements

Westmoreland Capital Corporation
(A Wholly-Owned Subsidiary of J.M. Jayson & Company, Inc.)
Notes to Financial Statements
December 31, 2021

1. THE COMPANY

Westmoreland Capital Corporation (the Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation. The Company is an introducing broker who does not take possession of customer funds or carry customer accounts. The Company is engaged primarily in the sale of direct participation program units of limited partnership interests.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables – Commissions are recorded on a trade date basis as securities transactions occur. The commissions receivable are primarily from the parent corporation from the sale of limited partnership interests. Losses from uncollectible receivables are accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. Management believes that neither of these conditions existed with regard to the receivables, and, as such, an allowance for doubtful accounts has not been established.

Income taxes – The Company is included in the consolidated Federal income tax return of its parent corporation and files a stand-alone state income tax return. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the parent corporation. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between the years.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ASC 740, *Income Taxes*. Under this guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2021, management determined the Company had no uncertain tax positions which would require adjustment to the financial statements. The Company believes it is no longer subject to income tax examinations for periods prior to 2018.

Advertising – Advertising and marketing costs are expensed as incurred and are included in marketing expense in the accompanying Statement of Operations.

3. REVENUE RECOGNITION – COMMISSION INCOME

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

3. REVENUE RECOGNITION – COMMISSION INCOME (continued)

The Company's commission income resulting from the sale of mutual fund investments and limited partnership interests is recorded upon satisfaction of its performance obligations, which occurs on the trade date. Commission revenue is based on a percentage of the amounts invested. The Company views the selling, distribution and marketing, or any combination thereof, of mutual fund investments and limited partnership interests as a single performance obligation. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the investment sponsor. Accordingly, total commission income is reported on a gross basis in the accompanying Statement of Operations.

4. RELATED PARTY TRANSACTIONS

The Company is engaged principally in the sale of limited partnership interests in ventures that the Company's parent corporation or affiliates are involved. During the year ended December 31, 2021, substantially all the Company's commission income was from the sale of such limited partnership interests.

The Company files a consolidated Federal tax return with its parent corporation. As such, the Company's Federal tax expense or benefit is recorded as "due to/from parent" account in the accompanying Statement of Financial Condition. During the year ended December 31, 2021, the Company recognized Federal tax expense totaling $59,000.

The Company is a party to a Shared Service Agreement with a related party, US Energy Development Corporation, Inc. (USE), to reimburse that entity for certain shared services, including but not limited to: compensation costs of employees performing services for the Company, direct costs for activities attributable to the Company, and indirect costs for activities conducted jointly with the Company. The shared services charged were comprised of the following for the year ended December 31, 2021:

Payroll and benefits	$ 13,488
Rent	2,465
Office	692
Telephone	1,337
Other	847
	$ 18,829

At December 31, 2021, accounts payable and accrued expenses in the accompanying statement of financial condition included $6,307 owed to USE.

The Company is a party to a Discretionary Contribution Agreement with USE to reimburse that entity for costs incurred in the general marketing of its offerings, which indirectly benefit Westmoreland Capital Corporation. Whether to contribute toward these expenses is the sole discretion of the Company based on a number of factors. The total amount of discretionary contribution amounted to $50,000 for the year ended December 31, 2021.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3- 1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $1,309,571, which was $1,064,190 more than its required net capital of $245,381, and a ratio aggregate indebtedness to net capital of 2.8 to 1.

6. INCOME TAXES

The Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities as if the Company were a separate taxpaying entity rather than a member of the parent corporation's consolidated income tax group. Differences between the Company's separate company income tax provision and cash flows attributable to income taxes pursuant to the provisions of the Company's tax sharing arrangement with the parent corporation have been recognized as a "due to/from parent company" in the accompanying Statement of Financial Condition and paid as applicable. The consolidated group anticipates Federal tax of $59,500 payable for 2021.

The provision for income taxes consisted of the following for the year ended December 31, 2021:

Current:	
Federal	$ 59,500
State	19,329
	78,829
Deferred:	
Federal	-
State	-
	-
	$ 78,829

A reconciliation of the difference between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax expense is as follows for the year ended December 31, 2021:

Expected income tax expense at U.S. statutory tax rate	$ 59,500

The effect of:

State minimum income taxes, net of U.S. Federal benefit	16,500
Other, net	2,829
	$ 78,829

At December 31, 2021, the Company had $0 Federal (calculated on a separate entity basis) and New York State net operating loss carryforwards.

7. CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's commissions receivable are due from certain customers and arose in the normal course of business. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk with respect to its cash and cash equivalents and commissions receivable.

During the year ended December 31, 2021, the Company realized commission revenue from the sale of limited partnership units in three programs sponsored by USE, which are: USEDC 2021 Drilling Fund LP, USEDC Opportunity Zone Fund I LP and the U S Energy Private Capital I LP. Commission income from these placements amounted to 100% of the Company total revenue, in the following order: 83.2%, 16.6% and .2%, respectively. At December 31, 2021, accounts receivable in the accompanying Statement of Financial Condition represented amounts due from USE as a result of these sales.

WESTMORELAND CAPITAL CORPORATION
FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2021

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Schedule I: Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2021

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	670,641
Add:		
Other additions or allowable credits		955,000
Total capital and allowable subordinated liabilities		1,625,641
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition		(316,070)
Net capital before haircuts on securities positions		1,309,571
Haircuts on securities(computed, where applicable, pursuant to Rule 15c3-1(f))		-
Net capital	$	1,309,571

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Commissions Payable	$	1,947,705
Accounts payable and accrued expenses		146,542
Related party payable		6,307
Accrued payroll and benefits		1,560,631
Loan payable		19,528
Total aggregate indebtedness	$	3,680,713

Continued on next page

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Schedule I: Computation of Net Capital (Cont'd)
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2021
(continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	245,381
Minimum dollar net capital requirement of reporting broker and dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	245,381
Net capital in excess of required minimum	$	1,064,190
Excess net capital less 10% of aggregate indebtedness	$	941,500
Ratio: Aggregate indebtedness to net capital		2.81 to 1

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF J.M. JAYSON & COMPANY, INC.)
SCHEDULE II & III: COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to both the exemptive provisions of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

GOVERNANCE OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.):

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Westmoreland Capital Corporation (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to acting as an underwriter or selling group participant, acts as a broker or dealer selling oil and gas interests and the private placement of securities. (2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westmoreland Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company

Dallas, Texas
February 21, 2022



Westmoreland Capital Corporation Exemption Report

Westmoreland Capital Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) act as an underwriter or selling group participant (2) acts as a broker or dealer selling oil and gas interests (3) and the private placement of securities.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Matthew Iak swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Matthew Iak

Chief Executive Officer

Date of Report: January 27, 2022

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

GOVERNANCE OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors of Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.):

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Westmoreland Capital Corporation (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of

which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sanville & Company

Dallas, Texas
February 21, 2022

2

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended December 31, 2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

24116 FINRA DEC
Westmoreland Capital Corporation
1521 N. Coope Street, Suite 400
Arlington, TX 76011

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Daniel Beaton, 603-379-2478

WORKING COPY

2. A. General Assessment (item 2e from page 2) $4,786

B. Less payment made with SIPC-6 filed (**exclude interest**) (85)
7/26/21
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,701

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $4,701

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $4,701

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Westmoreland Capital Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of January, 20 22.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/21
and ending 12/31/21

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $11,341,354

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 8,006,715

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

PPP Loan forgiveness 144,134

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions 8,150,849

2d. SIPC Net Operating Revenues $3,190,505

2e. General Assessment @ .0015 $4,786

(to page 1, line 2.A.)